                                                                      EXHIBIT 9

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY



MENTOR GRAPHICS CORPORATION,                )
an Oregon corporation, and MGZ CORP., a     )
Delaware corporation,                       )
                                            )
                                            )
       Plaintiffs,                          )
                                            )
    v.                                      )      Civil Action No._______
                                            )
KEITH R. LOBO, GLEN M. ANTLE,               )
RICHARD C. ALBERDING, MICHAEL R.            )
D'AMOUR, YEN-SON (PAUL) HUANG,              )
DR. DAVID K. LAM, WILLIAM A.                )
HASLER, CHARLES D. KISSNER,                 )
QUICKTURN DESIGN SYSTEMS, INC.,             )
a Delaware corporation, CADENCE             )
DESIGN SYSTEMS, INC., a Delaware            )
corporation, and CDSI ACQUISITION,          )
INC., a Delaware corporation,               )
                                            )
       Defendants.                          )


                            VERIFIED COMPLAINT FOR
                       DECLARATORY AND INJUNCTIVE RELIEF
                       ---------------------------------

  Plaintiffs Mentor Graphics Corporation ("Mentor Graphics") and MGZ Corp. ("MGZ," jointly with Mentor Graphics, "Mentor") allege for their complaint against defendants Keith R. Lobo, Glen M. Antle, Richard C. Alberding, Michael
R. D'Amour, Yen-Son (Paul) Huang, Dr. David K. Lam, William A. Hasler, Charles
D. Kissner (the "Director Defendants"), Quickturn Design Systems, Inc. ("Quickturn" or the "Company"), Cadence Design Systems, Inc. ("Cadence"), and CDSI Acquisition, Inc. ("CDSI"), upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:


                            Summary Of This Action
                            ----------------------

  1. Mentor has filed this action to obtain injunctive relief to halt the latest breaches of fiduciary duty by Quickturn's Board. For months, Quickturn has assured this Court that this was a bad time to sell the Company and that stockholder value would be maximized by remaining independent and pursuing Quickturn's business plan. Nevertheless, only six days after the Court found that Quickturn's Board breached its fiduciary duties in adopting measures designed to defeat Mentor's tender offer - and exactly one month before a stockholder vote on Mentor's proposal to replace the Quickturn board with independent nominees - Quickturn abruptly abandoned its "stand alone" strategy and decided to sell the Company. Instead of conducting a proper auction, however, Quickturn accepted a Cadence proposal to pay a slight increase over Mentor's bid, and then gave Cadence break up fees, lock up stock options and "no shop" assurances that transfer a huge proportion of any topping bid to Cadence, rather than Quickturn's stockholders. Most incredible of all, even though Quickturn has repeatedly stated that Mentor would have no choice but to top any competing bid, Quickturn deliberately excluded Mentor from the process of selling the Company: after Mentor promised on December 8 to respond to Quickturn's invitation to improve its bid before 5:00 p.m. on December 9, Quickturn accepted Cadence's proposal, including the unconscionable lockups, on the evening of December 8. Quickturn's precipitous decision to accept the oppressive merger transaction with Cadence threatens to put a premature end to the bidding to acquire Quickturn, and to cost Quickturn's stockholders millions of dollars. These breaches of fiduciary duty by Quickturn and its Board, aided and abetted by Cadence, can only be remedied through the issuance of immediate equitable relief.

  2. On December 8, 1998, Quickturn and Cadence approved a merger agreement pursuant to which Quickturn would become a wholly-owned subsidiary of Cadence and Quickturn's stockholders would receive $14 per share in Cadence stock (the "Cadence Merger"). Quickturn and

Cadence agreed to a variety of devices aimed at ensuring the completion of their transaction and deterring any higher offer to acquire Quickturn. The merger agreement between Quickturn and Cadence dated December 8, 1998 (the "Cadence Merger Agreement") grants Cadence a stock option lockup to purchase shares representing 19.9% of Quickturn's common stock on a fully-diluted basis at $14.00 per share, capped at a total benefit to Cadence of $14,075,000 (the "Lockup Option"). The Cadence Merger Agreement also grants Cadence a termination fee of $10,557,000 (the "Termination Fee") and an expense reimbursement fee of $3,500,000 (the "Expense Reimbursement Fee," together with the Termination Fee and Lockup Option, the "Breakup Fees"). The Cadence Merger Agreement also subjects Quickturn to a highly-restrictive no-shop provision that purports to prevent Quickturn and its representatives from making any effort to obtain a superior transaction (the "No-Shop Clause"). The Cadence Merger Agreement constitutes another violation by the members of the Quickturn board of directors (the "Board") of their fiduciary responsibilities to act in the best interests of Quickturn's stockholders.

  3. The Quickturn Board consistently has opposed Mentor's fully financed, non-coercive, non-discriminatory all cash, all-shares premium tender offer and second-step merger proposal to acquire all of Quickturn's outstanding common stock (the "Mentor Offer"). Mentor, Quickturn and Quickturn's stockholders have been litigating on an expedited basis for more than four months the validity of the Quickturn Board's actions in opposing the Mentor Offer (the "First Action"). Throughout this period, Quickturn and its directors repeatedly confirmed the Board's belief in four fundamental premises to justify their actions: (i) the Board believed that Mentor's $12-1/8 Offer was at the extreme low end of the range of fair value and therefore was inadequate, (ii) the Board believed that Quickturn's business plan would maximize stockholder value and deliver returns far in excess of the Mentor Offer, (iii) the Board believed that to pursue Quickturn's business plan Quickturn should remain independent, and (iv) the Board believed that Mentor would pay more than Quickturn is worth as an operating business because, without control over certain patents held by Quickturn (the "Quickturn Patents"), Mentor supposedly could not continue as a viable entity in the emulation business. Quickturn and its directors also asserted repeatedly that Mentor could not afford not to acquire Quickturn. Notwithstanding their sworn statements that Mentor would have to pay the highest price to acquire Quickturn, the Board rushed to approve the Cadence Merger Agreement with the knowledge that Mentor was less than one day away from responding to Quickturn's tardy solicitation of a higher offer from Mentor.

  4. On December 2, 1998, this Court issued a post-trial opinion in the First Action finding that the Quickturn directors breached their fiduciary duties to Quickturn's stockholders in responding to the Mentor Offer (the "Opinion"). By adopting the Cadence Merger Agreement on December 8, 1998 -- only six days after this Court issued the Opinion -- the Quickturn Board proved beyond any doubt that its sole reason for enacting the defensive measures litigated in the First Action was to defeat the Mentor Offer and not because the Board believed the Mentor Offer was inadequate. If the Board truly believed the ranges of fair value it relied on in rejecting the Mentor Offer, then the Cadence Merger also is inadequate.

  5. Once the Quickturn Board decided to abandon its business plan of operating independently for the benefit of the Quickturn stockholders and to sell the Company, the Board had an obligation to obtain the highest value reasonably available for Quickturn's stockholders. The Board wholly failed in this mission. Quickturn's directors asserted repeatedly in the First Action that Mentor has to acquire the Quickturn patents. Assuming the Quickturn directors truly believed that Mentor had to acquire Quickturn, then the Board committed an inexcusable error by failing to take advantage of Mentor's situation. Any competent director, lawyer or financial advisor truly interested in maximizing stockholder value and acting in good faith would have used Mentor's firmly declared intention to ensure that Mentor was given maximum opportunity to present its highest offer without unnecessary barriers and undue benefits to third parties. Even if a third party ultimately bid higher than Mentor was able to bid, the result would be the best transaction available to Quickturn's stockholders.

  6. The Quickturn Board made no effort to start a bidding contest or even give Mentor an opportunity to present a higher proposal without the overhang of the Board's defenses to the Mentor Offer and its "anybody but Mentor" approach. Although Mentor continually requested Quickturn to negotiate since announcing the Offer on August 12, 1998, Quickturn only invited Mentor to consider submitting a higher proposal on December 8, 1998. Mentor informed Quickturn on December 8, 1998 that it would respond before 5:00 p.m. on December 9, 1998. Quickturn's representative stated that a response at that time would be acceptable. Quickturn never told Mentor that responding on December 9 would be too late, that Quickturn had decided to sell the Company, or that Quickturn was negotiating with a third party. Instead, in an obvious effort to preclude Mentor from acquiring the Company, the Quickturn Board deliberately frustrated Mentor's efforts to present a higher proposal on December 9 by approving the Cadence Merger Agreement on December 8 and shutting the door to Mentor's higher proposal before it could even be submitted to Quickturn.

  7. The terms of the Cadence Merger Agreement demonstrate that the Quickturn Board intentionally attempted to lock-up the deal to avoid allowing market forces to operate after the Cadence Merger was announced. By agreeing to the No-Shop Clause, Quickturn shackled itself and its advisors from taking any steps that might develop a more favorable offer. Unbelievably, Quickturn agreed to an extremely broad No-Shop Clause which contains no fiduciary out provision. The Board further curtailed its ability to receive and to accept a superior proposal by obligating Quickturn to provide written notice to Cadence setting forth the material terms of the superior proposal and the identity of the bidder. Cadence has no incentive to "top" any superior offer because it then has an exclusive window of five business days to make an offer which need only be "at least as favorable to the Company's stockholders." Given the practical effect of the No-Shop Clause, which simultaneously deters a competing proposal and removes any need for Cadence to do more than match any higher offer, the Quickturn Board effectively has no fiduciary-out at all.

  8. The Breakup Fees create dramatic disincentives for any competing bidder. The Lockup Option prevents any competing bidder from offering a stock deal that could take advantage of pooling of interests accounting treatment. More importantly, the Lockup Option increases the cost of any competing bid by 19.9% of the topping amount (to a ceiling of $14.075 million), because Cadence can exercise its stock option and force Quickturn (and therefore the topping bidder) to pay in cash the difference between $14.00 and the higher price for the 3,619,100 shares which are subject to the Lockup Option. The Termination Fee and Lockup Option generate a penalty of $14,075,000 for any bidder bidding $14.97 or higher. The Expense Reimbursement adds another $3,500,000 to the price of any topping bid. The combined penalty is an additional $0.97 per Quickturn share. As Cadence's President and CEO explained, "they [Mentor] have to buy our shares at a premium in addition to paying a premium to Quickturn shareholders, which means every buck in the counteroffer over ours costs them two." The maximum Breakup Fee represents 6.9% of the aggregate Cadence Merger price of $253 million and 9% of the net transaction price once the $58.6 million in cash on Quickturn's balance sheet as of June 30, 1998 is deducted.

  9. Leaving aside that the excessive amount of the Breakup Fees alone requires their invalidation, the Quickturn Board breached its fiduciary duties by agreeing to these excessively generous provisions without achieving an auction-ending bid that would maximize value for

Quickturn's stockholders. Lockup options, breakup fees and highly restrictive no-shop provisions of the scope in the Cadence Merger Agreement can only be justified if they are adopted in return for the conferral of a substantial benefit to the target's stockholders. Quickturn agreed to the Cadence Merger Agreement despite knowing that Mentor, the most likely bidder, had not submitted its highest, best bid and was within hours of submitting a higher proposal. Instead of waiting less than one day for Mentor's improved bid, the Quickturn Board gave away control of the sale process to Cadence in return for a paltry 15% increase in the bid price. The excessive Termination Fee, Expense Reimbursement Fee, Lockup Option and No-Shop Clause in the Cadence Merger Agreement were granted by the Quickturn directors at an absurdly premature stage of the sale process and without obtaining an adequate increase in the consideration to be received by Quickturn's stockholders.

  10. The Cadence Merger also shows that the Quickturn Board is merely trying to protect Quickturn's management, who will receive substantial benefits from the Cadence Merger, including freedom from direct supervision by public stockholders. Cadence has stated publicly that "we will have Quickturn operate autonomously," with no changes made in its business plan or employees. Mr. Lobo and other members of Quickturn's management already have entered into employment and non-competition agreements approved by Cadence. Furthermore, Mr. Lobo's desire to maintain control over Quickturn resulted in an extraordinary provision in the Cadence Merger Agreement which allows Cadence to avoid closing the merger if Mr. Lobo merely expresses concern about his status with Quickturn, giving Mr. Lobo ultimate authority over whether the Cadence Merger goes forward.

  11. Quickturn's directors gain an equally important benefit from the Cadence Merger: extremely broad contractual indemnification rights from Cadence. Given this Court's finding in the First Action that the Quickturn Board breached its fiduciary duties to Quickturn's stockholders, Quickturn's directors face a significant threat of personal liability for substantial money damages. The

Board no doubt was particularly concerned that Mentor would acquire Quickturn and critically examine the conduct of the former Quickturn officers, directors and their advisors. Under the Cadence Merger Agreement, this problem is solved because Cadence will indemnify and hold harmless each officer and director of Quickturn for all their pre-merger conduct.

  12. This Court already has found that the Quickturn Board breached its fiduciary duties in the First Action. In agreeing to the Cadence Merger, the Quickturn Board has breached its fiduciary duties again. The Cadence Merger represents a disproportionate response to any threat supposedly posed by the Mentor Offer. The Cadence Merger also fails to fulfill Quickturn Board's fiduciary duty to maximize stockholder value by obtaining the best transaction reasonably available. By agreeing to the Cadence Merger under these circumstances, Cadence aided and abetted the Quickturn Board's breach. This Court should enjoin the Cadence Merger and invalidate the Termination Fee, Expense Reimbursement Fee and Lockup Option to allow market forces to penetrate the best available transaction for Quickturn's stockholders.


                                  The Parties
                                  -----------

  13. Plaintiff Mentor is a Oregon corporation with its principal executive offices in Wilsonville, Oregon. Mentor manufactures, markets and supports software and hardware electronic design automation ("EDA") products and provides analyze, simulate, model, implement and verify the components of electronic systems. Mentor is the beneficial owner of approximately three percent of the outstanding shares of Quickturn common stock.

  14. Plaintiff MGZ is a newly incorporated Delaware corporation and a wholly-owned subsidiary of Mentor with its principal executive offices in Wilsonville, Oregon. MGZ is the record owner of 100 shares of Quickturn common stock.

  15. Defendant Quickturn is a Delaware corporation with its principal executive offices in San Jose, California. Quickturn designs, manufactures, sells and supports products that verify the design of integrated circuits and electronic systems. As of November 30, 1998, Quickturn had 18,095,580 shares of common stock issued and outstanding. As of December 5, 1998, an additional 3,597,768 shares of Quickturn common stock were issuable or otherwise deliverable in connection with various stock option grants.

  16. Defendant Glen M. Antle is the Chairman of Quickturn's Board. Mr. Antle has held that position since 1988, when Quickturn merged with PiE, a company Mr. Antle had co-founded in 1990. Mr. Antle also founded Cadence, then known as ECAD, in 1982 and served as its President, Chief Executive Officer, and Chairman until his retirement in 1989. Mr. Antle took Cadence public in June 1989.

  17. Dr. David K. Lam is a director of Quickturn. Dr. Lam co-founded PiE with Mr. Antle.

  18. Defendant Keith R. Lobo has been President, Chief Executive Officer and a director of Quickturn since November 1992. Prior to joining Quickturn, Mr. Lobo worked for 13 years in the semiconductor industry, including stints at Advanced Micro Devices, LSI Logic, and Chips & Technologies. K.C. Murphy, Cadence's Executive Vice President -- Strategic Business Group and
Corporate Strategic Planning, worked for 17 years at Advanced Micro Devices prior to joining Cadence in April 1996. George M. Scalise, a Cadence director, previously served as President of the Semiconductor Industry Association and worked for five years as a Senior Vice President of National Semiconductor Corporation.

  19. Richard C. Alberding is a director of Quickturn. Mr. Alberding also serves as a director of Sybase, Inc. Michael W. Bealmear, Cadence's Executive Vice President, Worldwide Services, worked for five years as Sybase's Senior Vice President for Worldwide Services.

  20. William A. Hasler is a director of Quickturn. He also is a shareholder of Cadence and testified that he relied in part on his knowledge of Cadence in rejecting the Mentor Offer. Prior to becoming a director of Quickturn, Mr. Hasler was a partner with KPMG Peat Marwick for 19 years. John F. Olsen, Cadence's Executive Vice President, Worldwide Sales & Marketing, was a partner with KPMG Peat Marwick for 5 years prior to joining Cadence.

  21. Michael R. D'Amour, Yen-Son (Paul) Huang, and Charles D. Kissner are directors of Quickturn.

  22. Defendant Cadence is a Delaware corporation with its principal executive offices located at 2655 Seely Avenue, San Jose, California. Cadence provides comprehensive services and technology to the electronics product development industry, including licensing EDA software technology and providing professional consulting services. Cadence was formed as a result of the merger of SDA and ECAD. Cadence's current Chairman, Mr. Lucas, was the Chairman of SDA at the time of the SDA-ECAD merger. As of December 7, 1998, Cadence had 218,140,000 shares of common stock issued and outstanding, as well as 39,311,061 shares issuable or otherwise deliverable in connection with various outstanding options and warrants. Cadence has a market capitalization of approximately $7.5 billion and will issue approximately 6,500,000 shares to acquire Quickturn, representing only 3% of its total outstanding shares on a fully diluted basis. Defendant CDSI, a Delaware corporation, is a wholly-owned subsidiary of Cadence.

  23. John R. Harding is Cadence's President and CEO. H. Raymond Bingham is Cadence's Executive Vice President and Chief Financial Officer. On information and belief, Messrs. Harding and Bingham were the principal Cadence representatives involved in the negotiation and execution of the Cadence Merger Agreement. Messrs. Harding and Bingham were the Cadence representatives who participated in the analysts' call on December 10, 1998 to announce the Cadence Merger.


                              FACTUAL BACKGROUND
                              ------------------

1.    Mentor Formulates A Strategy To Jump-Start The EDA Market.
      ---------------------------------------------------------

  24. Beginning in the fall of 1997, Mentor's top management began to formulate a proposal to acquire Quickturn. Mentor believed that the combination of Mentor and Quickturn, two of the leading players in the EDA industry, offered compelling strategic synergies. Mentor also believed that the combination would benefit both companies' customers, as well as the EDA market generally.

2.    Mentor Announces The Offer.
      --------------------------

  25. Mentor prepared in early August to announce the Mentor Offer both to Quickturn's management and to its stockholders. On August 11, 1998, Dr. Rhines, Mentor's CEO and Chairman, had dinner with Mr. Antle, Quickturn's Chairman. At the end of dinner, Dr. Rhines informed Mr. Antle that Mentor was interested in acquiring Quickturn for $12.125 per share and gave Mr. Antle a letter to the Quickturn Board. Mr. Antle stated immediately that the Mentor Offer "would be a disaster" and told Dr. Rhines "not to do it."

  26. On August 12, 1998, Mentor announced the Mentor Offer at $12.125 per share, representing a 51.6% premium over Quickturn's unaffected market price. Rather than considering the Mentor Offer in good faith, the Quickturn Board immediately declared that it was "stupid."

  27. At the same time Mentor commenced the Offer, Mentor publicly disclosed its intent to solicit agent designations to call a special stockholders' meeting approximately 45 days after Mentor received agent designations from the requisite 10% of Quickturn's stockholders. Mentor further disclosed its intention to solicit proxies for the special meeting to (i) remove all of the current

Quickturn directors, (ii) reduce the authorized number of directors from eight to five, (iii) elect five independent directors, and (iv) repeal any Quickturn bylaw amendments adopted by the Board after March 30, 1998 (the "Proxy Contest" and the "Mentor Proposals").

3.    Quickturn Reacts To The Offer And Determines To Remain Independent.
      ------------------------------------------------------------------

  28. Immediately upon hearing of the Offer and the Mentor Proposals, Quickturn's management embarked on a plan to defeat the Offer and keep Quickturn independent. The first thing Mr. Lobo did upon learning of the Offer was to call Larry Sonsini of Wilson Sonsini Goodrich & Rosati ("Wilson Sonsini") at home that evening. Quickturn's Chief Financial Officer, Ray Ostby, contacted Paul Cleveland of Hambrecht & Quist ("H&Q"), Quickturn's regular investment banker, and informed him that H&Q was "needed to urgently undertake an evaluation of the situation." Mr. Cleveland immediately cut short his North Carolina vacation on August 12 and returned to San Francisco to "standby" for the August 13 Board meeting. Notes of the H&Q retention show that H&Q was hired to be defensive and not to sell the company.
---

  29. Having assembled its defensive team, management convened a special
Board meeting on August 13, 1998, at Wilson Sonsini's offices. The Quickturn Board quickly rubber-stamped management's chosen advisors. Consistent with management's desire to remain independent at all costs, the Board did not even consider the possibility of negotiating with Mentor. The Board also determined that no discussions should be undertaken with any other company about any alternative transaction. The Board specifically instructed H&Q "that it should not enter into any discussions regarding any such transactions." Instead, the Board "directed the Company's management, in consultation with Hambrecht & Quist LLC, to prepare an analysis of the Company's long-term business strategy and prospects for review by the Board at its next meeting."

4.    The Quickturn Board Determines A Range Of Fair Value For An Independent
      -----------------------------------------------------------------------
      Quickturn.
      ---------

  30. The Board met again on August 17, 1998. As requested, management presented a Medium Term Strategic Plan for the Company, and H&Q supplied its valuation of Quickturn.

  31. Quickturn's Medium Term Plan set out Quickturn's growth strategy through the year 2000. The Medium Term Plan identified Quickturn's strategy to expand its market share dramatically by providing emulation services to "upper mainstream" users. The Medium Term Plan never mentioned a sale of the Company. The only reference to other entities is to "[p]artner with Cadence, Synopsis, etc. . . " so as to "[d]eliver 'best-in-class' tool flow." The Medium Term Plan also contains aggressive projections of 30% revenue growth per year for Quickturn as a stand-alone company. After reviewing the Medium Term Plan, the Board concluded that "if the Plan's objectives were met, the Company's shareholders would obtain benefits far in excess of the Offer without selling
                                                              ---------------
control of the Company." (Emphasis added).
----------------------

  32. The valuation H&Q presented on August 17, 1998 assumed a "base case" scenario that accepted management's 30% annual revenue growth estimate. H&Q's discounted cash flow ("DCF") analysis of Quickturn under the base case scenario produced a range of fair value at $18.60 to $38.43 per share. H&Q did not
                                                                      ---
consider a potential sale of the Company, except to calculate terminal value in its DCF analysis based on an assumed sale in 2004.

  33. On August 21, 1998, the Board met again. H&Q presented an update of its August 17 analysis. As with the August 17, 1998 analysis, H&Q's August 21, 1998 analysis never considered a sale of the Company, except to calculate terminal value for the DCF analysis in 2004. The centerpiece of the August 21, 1998 analysis was a chart labeled "Summary of Implied Valuation," which depicted the value of the Company using five methodologies. H&Q valued Quickturn on a per share basis: using an historical trading price analysis at $6.13 to $21.63; using a comparable public company analysis at $2.55 to $15.61; using a comparable merger and acquisition analysis at $6.00 to $31.36; using an analysis of comparable premiums paid at $9.54 to $10.72; and using a DCF analysis at $11.88 to $57.87. In the First Action, the Director Defendants contended that when these valuation ranges were discussed at the critical August 21, 1998 meeting, "it became apparent that Quickturn's value was somewhere at or above the high ends of these ranges . . .
 ."

  34. Importantly, in preparing its valuation of Quickturn, H&Q never considered a potentially substantial damages recovery in patent litigation pending between Mentor and Quickturn (the "Patent Litigation"). Quickturn's Medium Term Plan, which goes out to 2000, also did not ascribe any value to a potentially significant damages recovery in the Patent Litigation. Assuming the Board believes, as the directors have testified and as Quickturn has publicly proclaimed, that Quickturn can recover $225 million in the Patent Litigation, then that asset alone represents additional value to Quickturn of $12.43 per
                                 ----------
share.

5.    The Quickturn Directors Adopt Defensive Measures To Preserve Their
      ------------------------------------------------------------------
      Control.
      -------

  35. At the August 21, 1998 meeting, the Quickturn Board determined that the [Mentor] Offer is inadequate and not in the best interests of the Company's stockholders, that the Offer does not fully reflect the long term value of the Company, and that the stockholders' interests would be better served by the Company continuing to pursue its business plan.

In discussing the recommendation it would give to Quickturn's stockholders, "the Board reaffirmed its determination that the best means for providing value to its stockholders is for the Company to continue to pursue its business plan." Again, Quickturn's business plan did not envision a sale of the Company.
                                     ---

  36. To keep Quickturn independent at all costs, the Quickturn Board adopted two defensive measures on August 21, 1998. First, the Board amended Quickturn's bylaws to provide that any special meeting called by the requisite 10% of Quickturn's stockholders only could be held

90-100 days after the Board's determination of the validity of the request for a
-----------
special meeting (the "Bylaw Amendment"). Second, the Board amended Quickturn's shareholder rights plan (the "Rights Plan") to prohibit any newly elected board from redeeming the rights or otherwise altering or amending the plan for six
                                                                         ---
months if the redemption, alteration or amendment were reasonably likely to
------
facilitate a transaction with a party that had supported in any way the election of new directors (the "Deferred Redemption Provision" or "DRP," jointly with the Bylaw Amendment, the "Defensive Measures"). The Defensive Measures were created by Quickturn's legal and financial advisors to prevent Quickturn's stockholders from accepting the Mentor Offer.

6.    Quickturn Litigates The Validity Of The Defensive Measures While Refusing
      -------------------------------------------------------------------------
      To Negotiate With Mentor.
      ------------------------

  37. Mentor, Quickturn's stockholders, and Quickturn have been litigating the validity of the Defensive Measures on an expedited basis since August 12, 1998. During this time, Quickturn's actions, disclosures and the testimony of its witnesses repeatedly confirmed the Board's continuing belief in the four fundamental premises for its decisions on August 21, 1998: (i) the intrinsic value of Quickturn "far exceeded" the $12-1/8 Mentor Offer, (ii) Quickturn's stockholders would receive the maximum benefit if Quickturn continued to pursue its business plan, (iii) Quickturn's business plan did not contemplate a sale of the company, and (iv) Mentor needed to acquire Quickturn.

  38. Quickturn's directors testified repeatedly that they accepted management's projections and believed that Quickturn's fair value far exceeded the Mentor Offer. Mr. Hasler, Quickturn's lead witness at trial, concluded that the Mentor Offer "did not fairly reflect the full value of the company." He relied primarily on "the expert opinion of [H&Q]" and "felt that the [Mentor Offer] was well below the fair value that [H&Q's analyses] indicated." Mr. Hasler also focused on the recent

"cratering ... of the value of small cap technology stocks," Quickturn's forthcoming products, and the Patent Litigation. Mr. Lobo "absolutely believe[d] the [Mentor Offer] was inadequate" and cited Quickturn's recent stock price of $16 to $22 per share. Mr. D'Amour believed Quickturn's stock was seriously undervalued because Quickturn's new products were still in a "transition period," and the Asia crisis had depressed the stock. He testified that Quickturn was at an "inflection point" and soon would see "higher than [its] historical growth" rate of more than 50% annually.

  39. Quickturn's public disclosures have told the same story. In letters to Quickturn's stockholders on August 24, September 11 and September 22, as well as in October 11 and November 2 press releases, Quickturn stated the Board's belief that Quickturn's independent value dramatically exceeded the $12-1/8 Mentor Offer. As recently as December 1, 1998, Quickturn stated in a press release that the Mentor Offer was inadequate because it was "more than 25% below the stock's highest closing price over the last year." The Cadence Merger price also is significantly below Quickturn's highest closing price over the last year. Quickturn never identified anything either during the First Action or since the Opinion that would have changed the Board's purported belief about Quickturn's intrinsic value. Indeed, the only material development during the DRP litigation was Quickturn's discovery on October 5, 1998 that it possessed what the Board believed was a $225 million claim in the Patent Litigation, ostensibly increasing the Board's view of Quickturn's intrinsic value by $12.43 per share.
----------

  40. In view of the Board's determination that the $12-1/8 Mentor Offer was inadequate even without valuing Quickturn's $225 million patent damages claims as worth an additional $12.43 per share, the Board's acceptance of a $14 per share offer from Cadence confirms that the Board now has adopted an "anybody at any price other than Mentor" strategy.

  41. Quickturn's trial witnesses confirmed Quickturn's beliefs in even greater detail. Quickturn's valuation witness, William H. Purcell, testified at trial about Quickturn's intrinsic value and quantified a present fair value for Quickturn based on management's projections and the H&Q analyses. Using a DCF analysis based on H&Q's base case scenario, Mr. Purcell opined that "Quickturn could be worth up to $34.75 in two to three years, and this would be without any assumption of an acquisition premium." Assuming a three year target, Mr. Purcell placed Quickturn's present fair value at $20.11 to $26.11 per share. Using transaction multiples to capitalize revenues, Mr. Purcell placed Quickturn's present fair value under the base case scenario at $23.66 to $27.21 per share. Like H&Q, Mr. Purcell did not incorporate any value to Quickturn for the Patent Litigation. Assuming the Board believes that Quickturn can recover $225 million in the Patent Litigation, then Mr. Purcell's valuation ranges must be increased by $12.43 per share.

  42. Mr. Purcell also opined that Quickturn's stockholders would receive the maximum benefit if Quickturn continued to pursue its business plan, Consistent with these views, Mr. Purcell noted that "Quickturn's stock price traded as high as $15.75 as recently as the first quarter of 1998 -- and this price level was no aberration." He also opined that

  Quickturn's current stock price doesn't reflect the long term potential of the company. Quickturn faces future earnings opportunities with its products which the market hasn't been able to value as yet. . . . In addition, Quickturn has begun an intensive internal analysis, and has identified an outside strategy consulting firm, to help create a more cohesive and expansive business strategy to develop markets for all of their products.

Mr. Purcell also (i) "perceive[d] the recent decline in [Quickturn's] revenue growth as a period of deferred growth for Quickturn," (ii) predicted that "Quickturn will return to substantial revenue growth in 1999 and 2000," (iii) opined that Quickturn was in an excellent position in terms of its future products, intellectual property, and ability to benefit from a rebound in Asia.

  43. Based on his analysis, Mr. Purcell gave his strong opinion that the Quickturn Board should not sell the Company at the present time:

  For Quickturn to achieve the highest valuation for its shareholders through a sale of the company, if that decision were to be made by management and the board of directors, it should do so in the future when the company is in a position of strength. This would mean when the profitability from its new products has been realized, when the Asian recession has ended, and when the stock market is in a healthy state. At such time, Quickturn would probably be an attractive acquisition candidate for a number of companies.

  44. Quickturn also presented the testimony at trial of Professor Bernard S. Black, a professor at Stanford Law School. Mr. Black similarly opined that now was a bad time to sell Quickturn. Mr. Black instead suggested that any sale should be delayed "until full information about the Oregon Patent Litigation is available" and to "allow the uncertainty [in Asia] to resolve itself."

  45. Quickturn's directors also confirmed that Quickturn's business plan did not envision a sale of the Company and that Quickturn was not for sale at any
---                                                       ---
point during the First Action. Mr. Lobo testified specifically that Quickturn "was not for sale". Mr. D'Amour testified that "there's no plan" to sell Quickturn. Mr. Kissner testified that Quickturn's business plan does not "involve a sale of the company" or a "merger or acquisition of Quickturn." Mr. Cleveland testified that comments were made during the August Board meetings that "it was a bad time to sell Quickturn."

  46. The Quickturn Board's decision to sell the Company to Cadence for $14 per share demonstrates the falsity of the statements by Quickturn, its directors and its supposedly expert witnesses that the Company is worth substantially in excess of Mentor's initial offering price of $12-1/8 per share.

7.    The Court Of Chancery Finds That The Quickturn Board Breached Its
      -----------------------------------------------------------------
      Fiduciary Duties.
      ----------------

  47. On December 2, 1998, this Court issued its Opinion in the First Action, in which it held that the Quickturn Board breached its fiduciary duties to the Quickturn stockholders by adopting an unreasonable defensive measure in response to the Mentor Offer. On December 3, 1998, this Court entered a final order invalidating the Board's primary barrier to the Quickturn stockholders' ability to accept the Mentor Offer based on a finding that the Quickturn Board had breached its fiduciary duties in adopting the DRP.

8.    Quickturn Rushes To Approve The Cadence Agreement Before Receiving
      ------------------------------------------------------------------
      Mentor's Higher Bid.
      -------------------

  48. After recognizing that the invalidation of the DRP would lead to the removal of the Quickturn directors in the Proxy Contest. On December 6, 1998, Quickturn's Chairman, Mr. Antle, spoke with Mentor's Chairman, Dr. Rhines. Mr. Antle never informed Dr. Rhines that the Quickturn Board was considering a sale of the Company, that Quickturn was negotiating with another bidder, that Quickturn had granted due diligence to another bidder, that another bidder was prepared to top Mentor's bid, that Mentor should put forward its best bid or that there was a deadline for Mentor to submit a higher offer, or that the Quickturn Board was meeting shortly to approve a merger agreement with a third party.

  49. During the evening of December 8, 1998, Christopher Kaufman, Mentor's primary outside counsel, called Larry Sonsini, Quickturn's primary outside counsel. Mr. Sonsini told Mr. Kaufman that, if Mentor wished to raise its bid, it should begin consideration of a higher proposal. Instead of encouraging Mentor to present immediately a higher bid because the Board was about to approve a third party's acquisition proposal, Mr. Sonsini attempted to discourage a higher bid by making the incredible statement that Mentor would not be allowed to conduct due diligence because Mentor's ability to conduct a proxy contest shows that Mentor needs no additional information to raise its offering price. Mr. Kaufman informed Mr. Sonsini that Mentor would respond on December 9, 1998 to Quickturn's invitation to consider submitting a higher proposal. Mr. Sonsini never informed Mr. Kaufman that the Quickturn Board was considering a sale of the Company, that

Quickturn was negotiating with another bidder, that Quickturn had granted due diligence to another bidder, that another bidder was prepared to top Mentor's bid, that Mentor should put forward its best bid, that there was a deadline for Mentor to submit a higher offer, or that the Quickturn Board was meeting on December 8, 1998 to approve a merger agreement with a third party.

  50. On December 8, 1998, H&Q contacted Salomon Smith Barney ("Salomon"), Mentor's investment banker. H&Q told Salomon that if Mentor wished to raise its bid, it should begin consideration of a higher proposal. H&Q never told Salomon that the Quickturn Board was considering a sale of the Company, that Quickturn was negotiating with another bidder, that Quickturn had granted due diligence to another bidder, that another bidder was prepared to top Mentor's bid, that Mentor should put forward its best bid, that there was a deadline for Mentor to submit a higher offer or that the Quickturn Board was meeting on December 8, 1998 to approve a merger agreement with a third party. Salomon told H&Q that Mentor would respond to Quickturn by 5:00 p.m. on December 9, 1998, and H&Q confirmed that responding in that time frame would be acceptable.

9.    Quickturn Approves A Lockup Merger Agreement With Quickturn.
      -----------------------------------------------------------

  51. Following the issuance of the Opinion on December 2, 1998, Quickturn issued three separate press releases (i) proclaiming its victory on the Bylaw Amendment, (ii) noting that Mentor had extended its tender offer until after the January 8, 1999 special meeting, and (iii) announcing the expedited schedule for the appeal. Quickturn never mentioned in its press releases or disclosed in its SEC filings that it was negotiating with a third party about a potential merger. Nevertheless, immediately before Quickturn would have received Mentor's response to Quickturn's invitation to present a higher proposal, the Quickturn Board sold the Company to Cadence on December 8, 1998.

According to Quickturn's Schedule 14D-9, the Board met only once -- on December 8, 1998 -- to consider the Cadence Merger Agreement.

  52. Section 4.4 of the Cadence Merger Agreement contains a highly restrictive No Shop Clause, pursuant to which:

    (a) The Company, its affiliates . . . and their respective officers and other employees with managerial responsibilities, directors, representatives and agents shall immediately cease any discussions or
                               ------------------------------------------
    negotiations with any parties with respect to any Third Party
    -------------------------------------------------------------
    Acquisition (as defined below). Neither the Company nor any of its
    -----------
    affiliates . . . shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any nonpublic information to any person or group [other than Cadence] concerning any Third Party Acquisition....

    (b) Except as set forth in this Section 4.4(b), the Company Board shall not withdraw its recommendation of the transactions contemplated hereby or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon advice of legal counsel, that it is required to do so in
                                        -------------------------------
    order to comply with its fiduciary duties, the Company Board may
    -----------------------------------------
    withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal . . ., but in each case (i) after providing written notice to the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the written advice of a financial advise (of nationally recognized reputation) to be at least as favorable to the Company's
                                 ---------------------
    stockholders as such Superior Proposal....


Under the No Shop Clause, the Quickturn Board is prohibited from accepting a Superior Proposal unless, after receiving an unsolicited Superior Proposal, the Quickturn Board (i) provides Cadence with written notice and (ii) gives Cadence an exclusive window of five business days simply to match the bid. Even then, the Quickturn Board only may pursue the third party offer if it determines in good faith that it is "required to do so" in order to comply with its fiduciary duties.

  53. The Cadence Merger Agreement also provides for the payment to Cadence of the excessive Breakup Fees. In the event the Cadence Merger Agreement is terminated because Quickturn accepts a Superior Proposal, the Cadence Merger Agreement provides:

    [Cadence] would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate [Cadence] for such damages, the Company shall pay to [Cadence] the amount of $10,557,000 as liquidated damages immediately upon the occurrence of the [Termination] event. It is specifically agreed that the amount to be paid . . . represents liquidated damages and not a penalty.

(Cadence Merger Agreement ss. 6.3(a)). The Cadence Merger Agreement further provides that upon termination,

    in addition to any other remedies that
    of such termination, the Company shall pay to
    $3,500,000 as reimbursement for the costs, fees and expenses incurred
    . . . in connection with this Agreement....

(Id. ss. 6.3(b)).
 --

  54. In addition to the No-Shop Clause, the Termination Fee and the Expense Reimbursement Fee, Quickturn granted Cadence an option to acquire 19.9% of Quickturn's outstanding stock in an attempt to prevent Mentor from making a Superior Proposal. Pursuant to a separate stock option agreement, also dated December 8, 1998, Quickturn granted to Cadence an irrevocable option to purchase 3,619,100 shares of Quickturn common stock at an exercise price of $14 per share already defined. In lieu of exercising the option, Cadence can require Quickturn to pay in cash the difference between $14 and the price in a Superior Proposal. Pursuant to Section 2(c) of the Lockup Option, "in no event shall Total Payment
 . . . exceed $14,075,000, and such amount to [Quickturn]." (Id.). Because Total
                                                            --
Payment is
defined to include the Termination Fee but not the Expense Reimbursement Fee, the maximum Breakup Fee is $17,575,000, which amount becomes payable in the event Quickturn accepts a Superior Proposal at a price as low as $14.97 per share. The Breakup Fee represents 6.9% of the aggregate Cadence Merger price of $253 million and 9% of the net transaction price once the $58.6 million in cash on Quickturn's balance sheet is netted out.

10.   Quickturn Fails To Maximize Stockholder Value.
      ---------------------------------------------

  55. In approving the Cadence Merger Agreement, the Quickturn Board failed to secure the transaction offering the best value reasonably available for the stockholders. The Quickturn Board made no effort to conduct a fair auction process that would maximize value for Quickturn's shareholders. In fact, Quickturn grossly and unfairly tilted the playing field to Cadence, its favored bidder. Quickturn allowed Cadence to conduct due diligence, yet never even provided Mentor with the most basic information about the Company. In view of Quickturn's failure after the issuance of the Opinion on December 2 to amend its SEC filings to disclose its merger negotiations with a third party, Quickturn must have engaged in only minimal negotiation with Cadence prior to the Board's approval of the Cadence Merger Agreement on December 8, 1998. In approving the Cadence Merger Agreement on such short notice, the Quickturn Board failed to take adequate time to ensure it was obtaining the best value reasonably available to Quickturn's stockholders.

  56. In the current circumstances, the Quickturn Board's failure to allow Mentor to continue to bid is inexcusable. Based on the directors' testimony in the First Action, the Quickturn Board firmly believed that it was "absolutely critical" for Mentor to acquire Quickturn. The Quickturn Board further that it was "vital to [Mentor] to have the [Quickturn] patents." Most importantly, the Quickturn Board believed that Mentor would not drop its Offer, but rather would keep bidding for Quickturn because, if Mentor did not acquire Quickturn, Mentor ultimately would lose in the Patent Litigation and be excluded from the United States market, effectively destroying its business.

  57. Based on these beliefs, any reasonable board of directors would have used Mentor's plight to obtain a superior transaction for Quickturn's stockholders. Any reasonable board would have returned to Mentor time and time again to force Mentor to top Cadence's bid, fully expecting that Mentor would have to raise its offer because of its need to obtain the Quickturn patents. The Quickturn Board, however, made no effort to use Mentor's situation to benefit its stockholders. Instead, Quickturn attempted on December 8, 1998 to obtain a statement from Mentor that it would not increase its $12-1/8 Offer. Prior to December 9, 1998, Quickturn never gave any indication to Mentor that there was another bidder in the picture. Even though Mentor had every reason to believe it was bidding against itself, Mentor undertook on December 8, 1998 to consider raising its price. Mentor asked only that Quickturn wait until close of business on December 9, 1998 to give Mentor time to hold a board meeting and respond. Instead, Quickturn entered into the Cadence Merger Agreement on December 8, 1998, and announced the locked-up Cadence Merger as a fait accompli on the
                                                      ---- --------
morning of December 9, 1998.

  58. The Quickturn Board's approval of the Cadence Merger Agreement also results in a breach of the directors' fiduciary duties because, in agreeing to the No-Shop Clause, Lockup Option and Breakup Fees, the Quickturn Board failed to obtain a substantial benefit for its stockholders. The excessively generous provisions of this type in the Cadence Merger Agreement are meant to be used to obtain a final, best and highest bid after a full auction. The Quickturn Board agreed to them without even soliciting Mentor's best bid and in exchange for only a minimal increase in the merger consideration from Cadence.

  59. Quickturn's failure to take any steps to auction the Company makes it highly unlikely that the Quickturn Board in fact obtained the maximum value reasonably obtainable. The Quickturn Board's failures are all the more egregious because Mr. Black testified in detail at trial about his view of what was required for a Board to fulfill its "fiduciary duty to maximize the value received by the Quickturn shareholders." In Mr. Black's view, the Board would need to negotiate with Mentor Graphics and satisfy itself that no
  -----------------------------------------------------------------------
  other bidder was willing to pay more than Mentor Graphics. That would
  ---------------------------------------------------------
  require preparing financial information about Quickturn, providing that information to interested bidders, and giving them a reasonable opportunity to bid. Once that process was complete, Quickturn could be acquired by the winning bidder, but the acquisition would still take at least a month to close. Total elapsed time [to shop the company] between shareholder meeting and closing: probably 3 months.

  60. Quickturn never took any of these steps. Quickturn never attempted to negotiate with Mentor, never announced to the public markets that the Board was considering strategic transactions to maximize stockholder value, never solicited bids in a public auction, never provided information to Mentor, and never gave Mentor a reasonable time to bid. Quickturn also did not obtain any protections that would permit it to seek a superior offer after announcing the Cadence Merger Agreement, such as the right to solicit competing proposals, a window-shop provision, a more lenient No-Shop Clause, or a pre- or post-agreement market check.

11.   The Cadence Merger Is An Entrenchment Device.
      --------------------------------------------

  61. There is a simple reason why the Quickturn Board eagerly agreed to the highly restrictive Cadence Merger Agreement, at a price the Board should have found inadequate if it truly believed its statements regarding the Mentor Offer, and without making any reasonable efforts to obtain a higher valued transaction for Quickturn's stockholders. The Cadence Merger Agreement is a naked entrenchment device designed to protect Mr. Lobo and the rest of Quickturn's directors and management.

  62. As a threshold matter, the purpose underlying the Cadence Merger is revealed in Cadence's plans for Quickturn. Put simply, Cadence will do nothing with its new acquisition. According to Mr. Harding's public statements, Cadence "will have Quickturn operate autonomously." "Quickturn will run as an independent operation, with its own R&D and sales forces for hardware." Not surprisingly, analysts are "unimpressed by the deal," and "do not believe that [the Cadence-Quickturn merger] is a fundamentally solid or strategic fit."

  63. The extensive ties between Quickturn and Cadence are further evidence of the sweetheart deal designed to preserve the positions of Quickturn's management at the expense of its stockholders. Quickturn's chairman, Mr. Antle, founded Cadence, then known as ECAD, in 1982 and served as its President, Chief Executive Officer and Chairman until his retirement in 1989. Mr. Antle and Quickturn's current chairman, Mr. Lucas, presided over the merger of ECAD and SDA in 1988, from which Cadence emerged. Faced with Quickturn's offer to give Cadence more than $17 million for signing a merger agreement which the Quickturn directors believed would be topped by Mentor, Mr. Lucas presumably had no trouble approving the Cadence Merger Agreement to help his old friend Mr. Antle. Accordingly, it is not surprising that Mr. Lobo immediately characterized the Cadence Merger "as a very friendly deal." Indeed, what other bidder would, as Mr. Harding has stated, "just . . . let [Quickturn] operate for the foreseeable future as they have been."

  64. Mr. Lobo doubtless also appreciates the significant benefits that the Cadence Merger Agreement gives to Quickturn's management. The recitals of the Cadence Merger Agreement state that "certain officers and employees of the Company have entered into employment and non-competition agreements, effective upon consummation of the Merger." These agreements have not been publicly disclosed. Section 1.11 of the Cadence Merger Agreement provides that "each outstanding option or warrant to purchase [Quickturn shares], whether vested on unvested, shall be conferred as of the Effective Time into options or warrants, as applicable" to purchase "an number of [in value] to the number of shares of [Quickturn stock] that the holder ... would have been entitled to receive." (Cadence Merger Agreement ss. 1.11(b)). This permits Quickturn's officers and directors to retain their lucrative stock options.

  65. Finally, Section 4.11 of the Cadence Merger Agreement contains perhaps the most important provision for the Quickturn Board, in light of this Court's finding that the Board breached its fiduciary duties in adopting the DRP. This provision states that Cadence shall indemnify and hold harmless Quickturn's officers and directors for all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit or proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director [of Quickturn] ..., whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time....

  66. Cadence and Mr. Lucas can afford to be generous to their old friend Mr. Antle and their new friend Mr. Lobo. Cadence only needs to issue common stock worth 3% of Cadence's total market capitalization. As Cadence representative stressed, "relative to the size of Cadence, this is a relatively small transaction." Unfortunately, Quickturn's stockholders once again have been abandoned by their fiduciary representatives on the Quickturn Board.

12.   Mentor Offers To Top The Cadence Merger.
      ---------------------------------------

  67. On December 14, 1998, Mentor proposed to acquire all outstanding shares at a price higher than $14 per share in a negotiated merger agreement with Quickturn in which the price would be based on due diligence by Mentor and the invalidation of the Termination Fee, the Expense Reimbursement Fee and the Lockup Option. Mentor's topping proposal reaffirms that Mentor has been willing to offer a higher price if Quickturn only would come to the table. Mentor's topping bid also proves that the Quickturn Board failed entirely in obtaining the best value available for Quickturn's stockholders.


                              IRREPARABLE INJURY
                              ------------------

  68. Quickturn's unlawful actions in entering into the Cadence Merger Agreement, failing to deal fairly with Mentor, giving Cadence the Lock-Up Option, Termination Fee and Expense Reimbursement Fee, and agreeing to the highly-restrictive No-Shop Clause prevent Quickturn's stockholders from receiving the best value reasonably available for their shares and are thereby causing Quickturn's stockholders irreparable harm.

  69. Even if Cadence were to agree to increase the consideration under the Cadence Merger Agreement in excess of the current Mentor Offer, the irreparable harm still exists. Even aside from the $.97 per share bidding advantage Quickturn has given Cadence, Mentor cannot bid effectively against Cadence in the face of the No-Shop and Breakup Fees and without the information Cadence has received. Furthermore, absent the invalidation of the Cadence Merger Agreement, there is no way to know what other bidders might emerge in a full and fair auction.

  70. Unless the Cadence Merger is enjoined by this Court, the substantial benefits of the Mentor Offer and the potentially additional benefits that could be obtained through a full and fair auction of Quickturn will be forever lost. The injury to Mentor and Quickturn's stockholders will not be compensable in money damages and plaintiffs have no adequate remedy at law. The only remedy is to enjoin the Cadence Merger, permit the January 8, 1998 special meeting to go forward, and then permit the directors chosen by the stockholders to conduct a full and fair auction for the Company, consistent with their fiduciary duties.


                                    COUNT I
                                    -------

     (Breach of Fiduciary Duty: The Failure To Maximize Stockholder Value)
      -------------------------------------------------------------------

  71. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 70 as if fully set forth herein.

  72. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

  73. The obligation to obtain the best transaction available to Quickturn's stockholders devolved upon the Defendant Directors as soon as they determined that a sale of Quickturn was inevitable. By agreeing to the Cadence Merger, the Quickturn Board abandoned its avowed long-term plan of remaining independent and pursuing its business plan to pursue instead a sale of the Company.

  74. The obligation to obtain the best transaction available to Quickturn's stockholders was triggered when the Board decided to sell the Company. Quickturn's contacts with Mentor on December 8, 1998, were part of an effort to sell the Company, triggering the duty to obtain the best value reasonably available to Quickturn's stockholders.

  75. The Cadence Merger Agreement constitutes a sale of control which required the Director Defendants to obtain the best value reasonably available for Quickturn's stockholders. Although structured as a stock transaction, Cadence is paying a fixed price of $14.00 per Quickturn share. After the merger, Quickturn will be a wholly-owned subsidiary of Cadence, and Quickturn's current stockholders will hold barely 3% of Cadence's common stock.

  76. In approving the Cadence Merger Agreement, the Quickturn Board failed to secure the transaction offering the best value reasonably available for the stockholders. The Cadence Merger Agreement therefore constitutes a breach of fiduciary duty.

  77. Mentor has no adequate remedy at law.

                                   COUNT II
                                   --------

      (Breach of Fiduciary Duty: The Failure To Deal Fairly With Mentor)
       ----------------------------------------------------------------

  78. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 77 as if fully set forth herein.

  79. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

  80. A correlative duty of the Director Defendants' fiduciary duties to Quickturn's stockholders is that once the duty devolves upon the Board to obtain the best value reasonably available for Quickturn's stockholders, the Board has a duty to deal fairly and equally with all third party bidders. Fairness forbids directors from using defensive mechanisms to thwart an auction or to favor one bidder over the other. Market forces must be allowed to operate freely to bring the target's shareholders the best price available.

  81. The Quickturn Board skewed the sale process in favor of Cadence. Quickturn granted Cadence due diligence and provided Cadence with other information that never was given to Mentor. By executing the Cadence Merger Agreement with its highly restrictive No-Shop Clause and precluding itself from furnishing Mentor with the same due diligence opportunity afforded Cadence, the Quickturn Board prematurely ended the auction. Through the Breakup Fee provisions of the Cadence Merger Agreement, Quickturn gave Cadence an inappropriate and unreasonable advantage. The result was to end the sale process and prevent Mentor from having a fair opportunity to bid, to the detriment of all of Quickturn's stockholders.

  82. Mentor has no adequate remedy at law.


                                   COUNT III
                                   ---------

        (Breach of Fiduciary Duty: The Cadence Merger Violates Unocal)
         ------------------------------------------------------------

  83. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 82 as if fully set forth herein.

  84. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

  85. In adopting the Cadence Merger Agreement, the Quickturn Board took defensive action to prevent the election of the Mentor Nominees at the Special Meeting and defeat the Mentor Offer.

  86. The Cadence Merger Agreement is a coercive and preclusive defensive response that is disproportionate to the minimal threat posed by the Mentor Offer and Proxy Contest. As such, the Cadence Merger Agreement constitutes a breach of the fiduciary duties the Director Defendants owe to Quickturn's stockholders under applicable law.

  87. Mentor has no adequate remedy at law.


                                   COUNT IV
                                   --------
                 (Breach of Fiduciary Duty: The Lockup Option)
                  -------------------------------------------

  88. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through __ as if fully set forth herein.

  89. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

  90. The Lockup Option forecloses further bidding to the detriment of Quickturn's shareholders and ends the Quickturn sale process prematurely without conferring a substantial benefit upon Quickturn's stockholders. The Lockup Option did not assist the Quickturn Board in obtaining the best value reasonably available for Quickturn's stockholders.

  91. Combined with the other provisions of the Cadence Merger Agreement and the circumstances of the case, the Lockup Option constitutes a breach of the Director Defendants' fiduciary duties.

  92. Mentor has no adequate remedy at law.


                                    COUNT V
                                    -------

                 (Breach of Fiduciary Duty: The Break-Up Fees)
                  -------------------------------------------

  93. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 92 as if fully set forth herein.

  94. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

  95. The Break-Up Fees are unreasonable and excessive in light of (i) the minimal costs associated with the loss of the transaction, (ii) the expenses incurred in negotiating the transaction, (iii) the likelihood of a competing bid, and (iv) the size of termination and expense reimbursement fees in other comparable transactions.

  96. The Break-Up Fees are coercive because of their egregiously large amount relative to the size of the transaction and the terms on which they may be triggered.

  97. Mentor has no adequate remedy at law.


                                   COUNT VI
                                   --------

               (Aiding And Abetting A Breach of Fiduciary Duty)
                ----------------------------------------------

  98. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through __ as if fully set forth herein.

  99. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

  100. In entering into the Merger Agreement, the Defendant Directors breached their fiduciary duties.

  101. By entering into the Cadence Merger, Cadence knowingly participated in the Director Defendants' breach of their fiduciary duties.

  102. Under the circumstances, Cadence knew or should have know that the Quickturn Board was attempting to sell the Company to avoid permitting Quickturn's stockholders to exercise their franchise rights. Cadence also knew or should have known that Quickturn's management hoped to entrench itself and avoid being held accountable by Quickturn's stockholders. Among other things, the Quickturn Board's previous efforts to entrench themselves through the Defensive Measures put Cadence on notice that the Quickturn Board's motives and actions were suspect. Cadence's agreement to indemnify the Quickturn Board for breaches of fiduciary duty predating the Merger Agreement is further evidence of Cadence's knowing participation in the Quickturn Board's breach of fiduciary duty. The numerous ties between Quickturn and Cadence's board and management, including Mr. Antle's long-standing relationship with Cadence, also indicates that Cadence knew or should have known of the Quickturn Board's intent to breach its fiduciary duties and entrench itself. The timing and terms of the Cadence Merger also indicate that Cadence knowingly aided and abetted the Quickturn Board's breach of its fiduciary duty.

  103. Mentor has been damaged by the action of the conspiring parties because it has been prevented from bidding freely for Quickturn and from having the opportunity to have the Quickturn stockholders vote in favor of the Mentor Nominees at the Special Meeting.

  104. Mentor has no adequate remedy at law.

  WHEREFORE, plaintiffs respectfully request that this Court:

    1. declare that the Director Defendants have breached their fiduciary obligations to Quickturn stockholders under Delaware law by entering into the Cadence Merger Agreement;

    2. declare that Cadence has aided and abetted the Director Defendants' breach of their fiduciary duties;

    3. preliminarily and permanently enjoin Quickturn, the Director Defendants, Cadence, and their agents, employees, and anyone acting on their behalf, from facilitating, effectuating, enforcing or taking any steps to facilitate, effectuate, enforce or consummate the Cadence Merger Agreement and declaring the Cadence Merger Agreement void;

    4. preliminarily and permanently enjoin Quickturn, the Director Defendants, Cadence, and their agents, employees, and anyone acting on their behalf from facilitating, effectuating, enforcing, or taking steps to effectuate, enforce or consummate the No-Shop Clause, the Lockup Option, the Termination Fee and the Expense Reimbursement Fee, and declaring these provisions unreasonable and void;

    5. require that appropriate corrective disclosures be made to cure all of the materially false and misleading statements and omissions made by Quickturn in connection with the Cadence Merger Agreement;

    6. compel the Quickturn Board to conduct a fair and even-handed auction and not to tilt the process in favor of any particular bidder;

    7. award plaintiffs their costs and expenses, including attorneys' fees and experts' fees, incurred in this action; and

    8. grant plaintiff such other and further relief as the Court deems just and proper.

OF COUNSEL:
Fredric J. Zepp                               ---------------------------------
Latham & Watkins                              Kevin G. Abrams
505 Montgomery Street                         Thomas A. Beck
San Francisco, CA 94111                       Lisa A. Schmidt
(415) 391-0600                                Leanne J. Reese
                                              J. Travis Laster
                                              Dominick K. Gattuso
                                              Michael K. Reilly
Marc Rappel                                   Richards, Layton & Finger
Latham & Watkins                              One Rodney Square
633 West 5th - Suite 4000                     P. O. Box 551
Los Angeles, CA 90071                         Wilmington, DE  19899
(213) 891-8156                                (302) 658-6541
                                                  Attorneys for Plaintiffs



Dated:  December 15, 1998

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


MENTOR GRAPHICS CORPORATION,                )
an Oregon corporation, and MGZ CORP.,       )
a Delaware corporation,                     )
                                            )
                                            )
                Plaintiffs,                 )
                                            )
    v.                                      ) Civil Action No._______
                                            )
KEITH R. LOBO, GLEN M. ANTLE,               )
RICHARD C. ALBERDING, MICHAEL R.            )
D'AMOUR, YEN-SON (PAUL) HUANG,              )
DR. DAVID K. LAM, WILLIAM A.                )
HASLER, CHARLES D. KISSNER,                 )
QUICKTURN DESIGN SYSTEMS, INC.,             )
a Delaware corporation, and CADENCE         )
DESIGN SYSTEMS, INC., a Delaware            )
corporation,                                )
                                            )
       Defendants.                          )


                                 VERIFICATION
                                 ------------

    I, Gregory K. Hinckley, having been duly sworn according to law, verifies as follows:

    105. I am the Executive Vice President, Chief Operating Officer and
Chief Financial Officer of the plaintiff Mentor Graphics Corporation, an Oregon corporation, with specific authority to make this verification on behalf of Mentor Graphics Corporation.

    106. I am also the Chief Financial Officer and Secretary and a director of plaintiff MGZ Corp. (collectively with Mentor Graphics Corporation, the "Plaintiffs"), a Delaware corporation, with specific authority to make this verification on behalf of MGZ Corp.

    107. I have personally reviewed the attached Verified Complaint For Declaratory And Injunctive Relief (the "Complaint"), filed by the Plaintiffs in the Court of Chancery of the State of Delaware.

    108. Insofar as the matters contained in the Complaint concern the acts and deeds of the Plaintiffs, I know the allegations to be true and correct.

    109. Insofar as the matters contained in the Complaint concern the acts and deeds of persons or entities other than the Plaintiffs, I believe the allegations to be true and correct.

                                           Mentor Graphics Corporation

                                           By:
                                              ---------------------------------
                                              Name:  Gregory K. Hinckley
                                              Title: Executive Vice President,
                                                     Chief Operating Officer and
                                                     Chief Financial Officer


Sworn to and subscribed before me
this 14th day of December, 1998

------------------------------------       MGZ Corp.
Notary Public
                                           By:
                                              ---------------------------------
                                              Name:  Gregory K. Hinckley
                                              Title: Chief Financial Officer
                                                     and Secretary

My Commission expires _______________.